Exhibit 23.1

The Board of Directors

Opentable, Inc.:

Independent Auditor’s Consent

We consent to the incorporation by reference in the registration statement (Registration Statement Nos. 333-159672 and 333-164308) on Form S-8  of Opentable, Inc. of our report dated December 17, 2010, with respect to the consolidated balance sheets of Toptable Holdings Limited and its subsidiary undertakings as of June 30, 2010 and 2009, and the related consolidated profit and loss and statement of cash flows for each of the years in the two-year period ended June 30, 2010, which report appears in the Form 8-K/A of Opentable, Inc., to be filed with the SEC on December 17, 2010.

/s/ KPMG LLP
KPMG LLP
London, United Kingdom

December 17, 2010